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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33133

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2011 (MM/DD/YY) AND ENDING September 30, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

J.J.B. Hilliard, W.L. Lyons, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 West Jefferson Street, Suite 700
(No. and Street)

Louisville	Kentucky	40202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles M. Grimley (502) 588-8400
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP
(Name - if individual, state last, first, middle name)

9600 Brownsboro Road, Suite 400	Louisville	Kentucky	40252
(Address)	(City)	(State)	(Zip Code)


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 28 2012
REGISTRATIONS BRANCH
16

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

AFFIRMATION

We, James R. Allen and Charles M. Grimley, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to J.J.B. Hilliard, W.L. Lyons, LLC for the year ended September 30, 2012, are true and correct, and such financial statements and supplemental schedules have been made available to all members and allied members of the New York Stock Exchange in our organization. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Securities accounts of principal officers and directors that are classified as customer accounts (debits $1,384,528 and credits $10,145).

James R. Allen — November 20, 2012 (Date)

Chief Executive Officer
Title

Charles M. Grimley — November 20, 2012 (Date)

Chief Financial Officer
Title

Notary Public

My Commission expires: October 27, 2013

J.J.B. HILLIARD, W.L. LYONS, LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** For conditions of confidential treatment of certain portions of this filing, see 240.17a-15(e)(3).



Crowe Horwath.

J.J.B. Hilliard, W.L. Lyons, LLC
(S.E.C. I.D. No. 8-33133)

STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2012
AND
REPORT OF INDEPENDENT AUDITORS

****

J.J.B. Hilliard, W.L. Lyons, LLC
(S.E.C. I.D. No. 8-33133)

STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2012
AND
REPORT OF INDEPENDENT AUDITORS

****

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.



Crowe Horwath LLP
Independent Member Crowe Horwath International

Report of Independent Auditors

Board of Directors and Members of
J.J.B. Hilliard, W.L. Lyons, LLC
Louisville, Kentucky

We have audited the accompanying statement of financial condition of J.J.B. Hilliard, W.L. Lyons, LLC (the "Company") as of September 30, 2012 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of J.J.B. Hilliard, W.L. Lyons, LLC as of September 30, 2012, in conformity with accounting principles generally accepted in the United States of America.

Crowe Horwath LLP

Crowe Horwath LLP

Louisville, Kentucky
November 20, 2012

J.J.B. Hilliard, W.L. Lyons, LLC

Statement of Financial Condition

September 30, 2012

ASSETS	
Cash and cash equivalents	$ 46,178,227
Cash segregated under federal and other regulations	10,350,000
Securities owned, at fair value	19,127,643
Receivable from brokers, dealers and clearing organizations	5,583,762
Receivable from customers	112,794,573
Receivable from affiliates	44,000,246
Furniture, equipment and leasehold improvements, at cost (net of accumulated depreciation and amortization of $6,982,261)	9,469,126
Goodwill	122,709,253
Intangible assets, net of accumulated amortization:	
Client relationships	64,325,000
Trademarks	47,000,000
Total intangible assets, net of accumulated amortization of $18,675,000	111,325,000
Commissions receivable	8,200,644
Miscellaneous receivables	2,677,132
Prepaid expenses and other assets	6,418,829
TOTAL ASSETS	$498,834,435
LIABILITIES	
Drafts payable	$ 19,474,894
Securities sold, not yet purchased, at fair value	12,494
Payable to brokers, dealers and clearing organizations	12,890,370
Payable to customers	55,743,646
Accrued compensation and employee benefits	29,967,397
Deferred revenues and other liabilities	8,259,400
TOTAL LIABILITIES	126,348,201
Commitments and contingencies - Notes 8 and 10	
MEMBERS' EQUITY	372,486,234
TOTAL LIABILITIES AND MEMBERS' EQUITY	$498,834,435

See accompanying Notes to Statement of Financial Condition.

1. Business

J.J.B. Hilliard, W.L. Lyons, LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the New York Stock Exchange ("NYSE"), various other exchanges and the Financial Industry Regulatory Authority. The Company is engaged in various securities related activities including retail brokerage, securities trading, investment banking, asset management and correspondent clearing. The Company, headquartered in Louisville, is a limited liability company organized under the laws of the Commonwealth of Kentucky. The Company serves a diverse group of individual investors and domestic companies and principally operates in the eastern half of the United States. The Company was servicing client assets of approximately $31.0 billion as of September 30, 2012. The Company is a subsidiary of HL Financial Services, LLC (the "Parent"). Houchens Industries, Inc. owns 0.00177% of the Company.

2. Accounting Policies

Use of Estimates

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ materially from these estimates. Goodwill valuation, intangible assets valuation and amortization, fair value of securities owned and sold, not yet purchased, litigation contingency liability, and self-insurance liability related to health care claims are particularly subject to change.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts that approximate fair value. The estimated fair value amounts of financial instruments have been determined by the Company using available market information and appropriate valuation methodologies.

Cash and Cash Equivalents and Drafts Payable

The Company considers all highly liquid investments with original or remaining maturities of three months or less at the time of purchase that are not required to be segregated under federal or other regulations to be cash equivalents. These balances are available for use against drafts payable to customers of $19.5 million due to cross-collateral provisions.

Cash Segregated Under Federal and Other Regulations

Cash of $10.3 million has been segregated in two special reserve bank accounts for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Act (SEA) as of September 30, 2012.

2. Accounting Policies (Continued)

Securities Borrowed

Securities borrowed are included in receivables from brokers, dealers and clearing organizations. Securities borrowed result from transactions with other brokers and dealers or financial institutions and are recorded at the amount of cash collateral advanced to the lender, which is generally in excess of the fair value of the applicable securities borrowed. The Company monitors the fair value of securities borrowed daily, with additional collateral advanced or excess collateral refunded as necessary.

Goodwill and Other Intangible Assets

Goodwill

Goodwill represents the excess purchase price over the fair value of net assets acquired related to the acquisition of the Company on March 31, 2008. The Company does not amortize goodwill. Goodwill is tested for impairment at least annually or whenever indications of impairment exist. In testing for the potential impairment of goodwill, management estimates the fair value of the Company and compares it to the carrying value. If the estimated fair value of the Company is less than its carrying value, management is required to determine the fair value of all assets and liabilities of the Company, including goodwill. If the carrying value of the Company's goodwill is greater than the estimated fair value, an impairment charge is recognized for the excess.

Intangible Assets

A recognized intangible asset that has a finite useful life is amortized over its estimated life using the straight-line method. A recognized intangible asset that has an indefinite life is not amortized and is reviewed annually to determine whether events and circumstances continue to support an indefinite useful life. All intangible assets are reviewed for impairment annually. The Company re-evaluates the remaining estimated economic lives of finite-lived intangible assets at least annually. An impairment charge is recognized if the carrying amount of the intangible asset is not recoverable and its carrying amount exceeds its fair value.

Depreciation and Amortization

Furniture and equipment are depreciated over their estimated economic lives, generally one to seven years, using the straight-line method. Leasehold improvements are amortized over the shorter of the term of the lease or estimated useful lives using the straight-line method.

2. Accounting Policies (Continued)

Income Taxes

The Company has elected to be taxed as a partnership. As a result, it is not subject to federal or most state and local income taxes. The Company accounts for contingencies associated with uncertain tax positions as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. The Company does not expect the total amount of unrecognized tax benefits to significantly increase or decrease in the next 12 months. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. All taxable income and other tax costs and benefits are passed through to the respective members. The Company files U.S. federal and various state and local income tax returns. The Company is no longer subject to income tax examinations by taxing authorities for years before 2010.

Recently Issued Accounting Standards

In September 2011, the Financial Accounting Standards Board ("FASB") issued ASU No. 2011-08 "Intangibles – Goodwill and Other (Topic 350), Testing Goodwill for Impairment". The ASU is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011.

The ASU provides an entity with positive equity the option to first evaluate qualitative factors in determining whether it is more likely than not that the fair value of a reporting unit exceeds its carrying amount as a basis for determining if the two-step goodwill impairment test is necessary. If management concludes that the evidence provided by the qualitative assessment supports that it is more likely than not that the fair value of the reporting unit is more than the carrying amount, the step-one (and therefore the step-two) analysis is not required. If however, the qualitative assessment indicates that it is more likely than not that the reporting unit fair value is less than the carrying amount, the step-one analysis is required (and the step-two analysis could be required). An entity may also elect to go directly to the step-one analysis and may choose each time an impairment analysis is required to either apply the qualitative assessment or go directly to step-one.

Although not a change as a result of the ASU, reporting units with zero or negative equity are required to apply the qualitative analysis to determine if it is more likely than not that goodwill impairment exists. If the qualitative analysis indicates that it is more likely than not that goodwill impairment exists, the entity determines the fair value of the reporting unit and then applies step-two of the impairment test.

In July 2012, the FASB issued ASU No. 2012-02 "Intangibles – Goodwill and Other (Topic 350), Testing Indefinite-Lived Intangible Assets for Impairment." The ASU is effective for annual and interim intangible asset impairment tests performed for fiscal years beginning after September 15, 2012.

2. Accounting Policies (Continued)

Similar to ASU No. 2011-08, the ASU provides an entity the option to first evaluate qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that indefinite-lived intangible assets are impaired. If, after assessing the totality of events and circumstances, management concludes that the evidence provided by the qualitative assessment supports that it is more likely than not that the indefinite-lived intangible asset is not impaired, then no further action is necessary. If however, the qualitative assessment indicates that it is more likely than not that indefinite-lived intangible assets are impaired, then an entity must determine the fair value of the indefinite-lived intangible asset and perform a quantitative impairment test by comparing the fair value with the carrying amount.

The Company does not anticipate adopting either of these accounting standards will have a material effect on the Company's statement of financial condition.

Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure through November 20, 2012, which is the date the statement of financial condition was available to be issued.

3. Goodwill and Other Intangible Assets

The Parent acquired the Company on March 31, 2008. The acquired assets, including goodwill and other intangible assets, and assumed liabilities were recorded at fair value.

Goodwill

As of September 30, 2012, goodwill totaled $122.7 million.

Intangible Assets

September 30, 2012	Gross Carrying Amount	Accumulated Amortization	Net Amount	Amortization Period in Years
Amortized Intangible Assets				
Client Relationships	$ 83,000,000	$(18,675,000)	$ 64,325,000	20
Unamortized Intangible Assets				
Trademarks	$ 47,000,000	-	$ 47,000,000	
Total Intangible Assets	$130,000,000	$(18,675,500)	$111,325,000	

4. Securities Owned and Securities Sold, Not Yet Purchased – At Fair Value

September 30, 2012	Owned	Sold, Not Yet Purchased
U.S. Government and federal agency obligations	$ 2,817,433	$ -
State and municipal government obligations	15,183,405	687
Corporate obligations	200,122	10,502
Stocks	508,595	1,305
Other	418,088	-
	$19,127,643	$12,494

U.S. Government obligations owned with a fair value of approximately $1.2 million, which are included in the table above, were pledged as collateral with a clearing organization at September 30, 2012.

5. Fair Value Measurements

ASC 820, *"Fair Value Measurements and Disclosures"*, defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The standard defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The standard also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Company used the following methods and significant assumptions to estimate fair value:

Securities Owned and Securities Sold, Not Yet Purchased: The fair values of securities owned and securities sold, not yet purchased are determined by obtaining quoted prices on nationally recognized securities exchanges or matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities.

5. Fair Value Measurements (Continued)

Assets and liabilities measured at fair value on a recurring basis are summarized below.

	Balance at September 30, 2012	Level 1	Level 2	Level 3
Assets				
U.S. Government and federal agency obligations	$ 2,817,433	$ 2,817,433	$ -	$ -
State and municipal government obligations	15,183,405	-	15,183,405	-
Corporate obligations	200,122	-	200,122	-
Stocks	508,595	33,441	475,154	-
Other	418,088	-	418,088	-
Securities owned	$ 19,127,643	$ 2,850,874	$16,276,769	$ -
Liabilities				
Corporate obligations	10,502	-	10,502	-
Stocks	1,305	1,305	-	-
Other	687	-	687	-
Securities sold, not yet purchased	$ 12,494	$ 1,305	$ 11,189	$ -

There were no significant transfers between Level 1 and Level 2 during the year ended September 30, 2012.

Cash and cash equivalents, and other receivables are carried at cost, which approximates fair value. The carrying amounts of customer receivables, primarily consisting of floating-rate loans collateralized by marginable securities, approximate fair value based upon the frequent re-setting of applicable interest rates. The Company's short-term liabilities such as drafts payable, bank loans and certain other payables are recorded at contracted amounts, which approximate fair value.

6. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

September 30, 2012	Receivable	Payable
Securities failed-to-deliver / receive	$ 876,629	$ 2,030,084
Securities borrowed / loaned	331,400	-
Amounts due from / to brokers and dealers through clearing organizations	3,272,706	1,614,285
Net trade date revenue recognition adjustment	-	8,944,737
Other	1,103,027	301,264
	$5,583,762	$12,890,370

Receivables related to securities failed-to-deliver and securities borrowed are collateralized by the underlying securities. At September 30, 2012, the Company obtained securities with a fair value of $313,000 under securities borrowed arrangements, all of which have been either pledged or otherwise transferred to others to satisfy its commitments under proprietary and customer short sales.

7. Short-Term Borrowings

In September 2012, the Company secured a $10 million committed line of credit with a financial institution to be collateralized by customer margin securities. The secured line of credit allows the Company, at the bank's consent, to exercise an accordion feature to borrow an additional $10 million. The secured line of credit has a variable interest rate based on daily LIBOR (1.50% at September 30, 2012). The Company had no short-term borrowings at September 30, 2012 and there were no borrowings on this line of credit during the year.

8. Financial Instruments with Off-Balance Sheet Risk

The Company enters into various transactions involving financial instruments with off-balance sheet risk, including securities sold short and securities purchased and sold on a when-issued basis. These financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

The obligation for securities sold short represents a commitment to deliver specified securities. The Company will acquire the required securities at prevailing future market prices to satisfy this obligation. Accordingly, the Company's ultimate obligation may exceed the amount recognized in the financial statements. Exposure to market risk is managed by the Company through position limits and other controls.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. In accordance with industry practice, the Company generally settles transactions executed on behalf of its customers within three business days after the trade date. These transactions may expose the Company to off-balance sheet risk in the event that the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. Settlement of these transactions did not have a material effect on the Company's statement of financial condition.

8. Financial Instruments with Off-Balance Sheet Risk (Continued)

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the purchase or sale of securities, not yet purchased, which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors the required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans or other borrowings. At September 30, 2012, the value of customer margin securities was $1.3 billion. A portion of these securities were available to the Company to utilize as collateral for various borrowings or other purposes. The Company had pledged $22.4 million of these available securities with clearing organizations as collateral for margin deposit requirements. At September 30, 2012, the Company had no available securities pledged for bank loans. In the event the counter-party is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

9. Regulatory Matters

As a registered broker-dealer, the Company is subject to SEC Rule 15c3-1 (the "Rule"), which defines minimum net capital requirements. The Company calculates its net capital in accordance with the Rule using the alternative method, which requires it to maintain minimum net capital equal to the greater of 2% of aggregate debit items, as defined, or $1.0 million. A reduction in business is required and cash distributions and other payments would be precluded if the percentage falls below 5% of aggregate debit items. At September 30, 2012, the Company's percentage of net capital to aggregate debits was 54.48%. Net capital was $64.8 million, which exceeded the minimum required amount by $62.4 million.

Distributions to the Parent may require regulatory notification if such amounts would cause equity capital to fall below the level existing at inception ($363.9 million at March 31, 2008).

The Company operates in a highly regulated industry. Applicable laws and regulations, among other things, restrict permissible activities and investments and require compliance with various financial and customer-related protections. The consequences of noncompliance can include substantial monetary and non-monetary sanctions. In addition, the Company is subject to comprehensive examination and supervision by various governmental and self-regulatory agencies.

9. Regulatory Matters (Continued)

These regulatory agencies generally have broad discretion to impose restrictions and limitations on the operations of a regulated entity where the agencies determine, among other things, that such operations are unsafe or unsound, fail to comply with applicable law or are otherwise inconsistent with the laws and regulations or with the supervisory policies of these agencies.

10. Commitments

In the normal course of business, the Company enters into underwriting and when-issued commitments. The Company had no contractual commitments relating to underwriting agreements or purchases of securities on a when-issued basis at September 30, 2012.

The Company provides indemnification in connection with certain securities offering transactions in which it is involved. When the Company is an underwriter or placement agent, it provides a limited indemnification to the issuer related to its actions in connection with the offering and, if there are other underwriters, indemnification to the other underwriters intended to result in an appropriate sharing of the risk of participating in the offering. It is not possible to quantify the aggregate exposure to the Company resulting from these types of indemnification provisions; however, based on past experience, management believes the potential for any material exposure is remote. Accordingly, no liability has been recognized for these indemnifications.

The Company participates in the NYSE Medallion Signature Program whereby the Company will guarantee the authenticity of client signatures on stock certificates submitted for sale or transfer to a transfer agent. The Company does maintain specific insurance coverage for protection in the event of signature fraud. It is not possible to quantify the aggregate exposure, if any, to the Company resulting from this type of indemnification; however, based on past experience, the potential for any material exposure is remote. Accordingly, no liability has been recognized for these guarantees.

The Company also provides guarantees to securities clearing houses and exchanges under their standard membership agreement, which requires members to guarantee the performance of other members. Under the agreement, if another member becomes unable to satisfy its obligations to the clearing house, other members would be required to meet those shortfalls. The Company's liability under these agreements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, based on past experience, the potential requirement for the Company to make payments under these arrangements is remote. Accordingly, no liability has been recognized for these agreements.

In connection with margin deposit requirements of The Options Clearing Corporation, the Company has pledged customer margin and other securities valued at $23.7 million. At September 30, 2012, the amounts on deposit satisfied the minimum margin deposit requirement of $16.3 million.

The Company has entered into various agreements with vendors primarily for data processing and client reporting services that include cancellation clauses expiring from 2012 to 2018. Remaining payments required under these cancellation clauses are $34.5 million at September 30, 2012. At September 30, 2012, none of these agreements had been cancelled.

10. Commitments (Continued)

The Company leases certain of its branch sales offices, postage and copier equipment under non-cancelable leases expiring between 2012 and 2022. Certain of these leases contain renewal options and include provisions for escalation of rentals based upon inflationary factors.

Minimum annual rental payments under these leases for each of the next five fiscal years ending September 30 and thereafter are as follows:

2013	$ 6,063,000
2014	5,637,000
2015	4,929,000
2016	4,116,000
2017	3,134,000
Thereafter	7,432,000
Total	$31,311,000

11. Litigation

In the normal course of business, the Company is subject to various pending or threatened lawsuits, including arbitration. Some of the legal actions may include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. Asserted claims range from $772,000 to $2.3 million in the aggregate, however, the exposure is expected to be less than the asserted claims. The Company has accrued a liability of $686,000 as of September 30, 2012, based upon its estimate of probable incurred losses; however, the estimate is subject to various uncertainties. Additional losses related to these identified legal matters, if any, could be material.

12. Employee Benefits

The Company participates in a contributory profit sharing plan, sponsored by the Parent, which covers substantially all employees. Company contributions to the plan include a base contribution for those participants employed at September 30, a matching of employee contributions and a discretionary profit sharing contribution as determined by the Company's Executive Compensation Committee.

The Company has agreements with various health care insurance providers as part of its employee benefit plans. The cost of these policies is shared between the Company and employees enrolled in the plans. The Company is self-insured for the cost of medical claims submitted by employees, but does maintain separate stop-loss insurance coverages with various carriers to protect the Company against large medical claims. The Company has $375,000 accrued in other liabilities for claims estimated to be incurred but not yet reported at September 30, 2012.

13. Other Related Party Transactions

The Company has loaned the Parent $25 million secured by two subordinated promissory notes, which bear interest at 4.0% and mature on September 30, 2013. This balance is included in the receivable from affiliates balance as of September 30, 2012.

In December 2011, the Company sold $19 million of notes receivable from employees to the Parent at face value in exchange for a promissory note which bears interest at 4% and matures on September 30, 2013. This balance is included in the receivable from affiliates balance as of September 30, 2012.

* * * * * *

Pursuant to SEC Rule 17a-5, the Company's Audited Statement of Financial Condition as of September 30, 2012, is available for your examination at our Louisville corporate office or at the Chicago regional office of the Securities and Exchange Commission.